PTO/SB/16 (10-01)
OMB 0651-0032
U.S. Patent and Trademark Office: U.S. DEPARTMENT OF COMMERCE

PROVISIONAL APPLICATION FOR PATENT COVER SHEET

This is a request for filing a PROVISIONAL APPLICATION FOR PATENT under 37 CFR 1.53(c).

Express Mail Label No.

Given Name (first and middle [if any])	Family Name or Surname	Residence (City and either State of Foreign Country)
David	**Bychkov**	**1600 Tysons Blvd. 8th Floor McLean, VA 22102**

OIPE OCT 1 4 2009 PATENT & TRADEMARK OFFICE

TITLE OF THE INVENTION (500 characters max)

Tooth Bone Conductance Communication System

Direct all correspondence to: **CORRESPONDENCE ADDRESS**

Customer Number OR						*Place Customer Number Bar Code Label Here*
[X] Firm or Individual Name	Exmovere Holdings Inc					
Address	1600 Tysons Boulevard, 8th Floor, McLean Virginia 22102					
Address						
City			State	VA	ZIP	22102
Country	USA		Telephone	703-245-8513	FAX	703-245-3001

ENCLOSED APPLICATION PARTS

[x]	**Specification**	*Number of Pa*	5	[ ] CD(s). Number
[x]	**Drawings(s)**	*Number of P*	1	[ ]
	APPLICATION DATA SHEET			

METHOD OF PAYMENT OF FILING FEES FOR THIS PROVISIONAL APPLICATION FOR PATENT

- [X] **Applicant claims small entity status. See 37 CFR 1.27.** ✓
- [X] **A check or money order is enclosed to cover the filing fees** ✓
- [ ] **The Commissioner is hereby authorized to charge filing Fees or credit any overpayment to Deposit Account Number.**
- [ ] **Payment by credit card. Form PTO-2038 is attached.**

FILING FEE AMOUNT (S): $110

This invention was made by an agency of the United States Government or under a contract with an agency of the United States Government.

- [X] **No**
- [ ] **Yes, the name of the U.S. Governement agency and the Governement contract number a**

Respectfully Submitted
SIGNATURE .... REGISTRATION NO. (if appropriate)

Date: Oct. 14, 09

TYPED OR PRINTED NAME **DAVID BYCHKOV**
TELEPHONE 703-245-8513

Docket Number: DBYCHKOV.008A

BACKGROUND OF THE INVENTION

Field of the Invention

This invention relates to a device to be used in people who experience anomalous auditory perception with damage to middle ear. This system can also provide auditory training and psychoacoustic stimulation for patients with auditory processing disorders, Autism, ADHD. The device is a bone conduction transmitter that produces high intensity output is also likely to produce considerable leakage through air conduction. Reducing the sensitivity of the receiver to external noise will likely render it less sensitive to skull vibrations.

OBJECTS OF THE INVENTION

The present invention provides a new and useful Device as A bone conduction transmitter that produces high intensity output and is also likely to produce considerable leakage through air conduction. Reducing the sensitivity of the receiver to external noise will likely render it less sensitive to skull vibrations. A successful tooth conduction communication system will overcome these obstacles.

This design and development of a tooth conduction communication interface because it will provide minimal air-conducted output and maximal bone-conducted output while positioned in the mouth of the listener. The bone conduction receiver will be constructed to be insensitive to the surrounding acoustic environment and respond exclusively to skull vibrations. The bone conduction transmitter will also be designed to allow good contact with the skin after

little or no adjustment from the user. The system has provisions for use with a variety of headgear as well as a free-standing system. This system can also be fitted with a micro-GPS locator system.

A bone conduction interface is expected to be used by non-military personnel such as firefighters, security guards, police, and rescue squad members. The use of the system may also expand to communication and warning signal systems in noisy industrial facilities. Such systems may also be integrated into conference call systems and cellular telephones.
This system can also be used in people who experience anomalous auditory perception with damage to middle ear. This system can also provide auditory training and psychoacoustic stimulation for patients with auditory processing disorders, Autism, ADHD.
Overall, the impact this new technology will have for military, commercial, and health related applications are truly staggering.

BRIEF DESCRIPTION OF THE DRAWINGS

The following drawings further describe by illustration the advantages and objects of the present invention. Each drawing is referenced by corresponding figure reference characters within the "DETAILED DESCRIPTION OF THE INVENTION" section to follow.

FIG.1._


A
B

DETAILED DESCRIPTION OF THE INVENTION

This is a picture of a human mouth with an implanted denture that contains tooth conductance device. The implant would be performed at a location optimal for conductance along the jaw bone. The device contains two pieces. Part (A) is the crown and is hollow on the inside. It is attached to part (B) which is the implanted part of the device. The implanted part includes all circuitry necessary to: receive and transmit data conductively. Part (A) is spring loaded onto part (B) and can be pressed down onto in a rhythmic pattern, such as Morse code to communicate messages. Part A can also bob up and down on its spring so that the user can feel rhythmic patterns that are transmitted to the apparatus on the tongue, such as Morse code messages

SUMMARY OF THE INVENTION

The present invention is non-obvious and provides a new and useful device as bone conduction interface and is expected to be used by non-military personnel such as firefighters, security guards, police, and rescue squad members. The use of the system may also expand to communication and warning signal systems in noisy industrial facilities. Such systems may also be integrated into conference call systems and cellular telephones.

The bone conduction transmitter shall meet specific guidelines. This standard requires a flat frequency response (± 5 dB) to at least 4.8 kHz for military communication systems. The standard lists three levels of speech intelligibility based on performance in the Modified Rhyme Test (MRT). The transmitter will meet the military standard for 'normal acceptable intelligibility' (91% or better performance on the MRT) in 120 dB (A) noise with hearing protection and in 85 dB (A) noise without hearing protection.
In addition, the transmitter will also meet the 'exceptionally high intelligibility' criterion (97% or better performance on the MRT) in a quiet environment. This will be accomplished using an output level that produces air-conducted leakage detectable less than 50% of the time by a listener with normal hearing situated one meter from the transmitter.
Requirements for the receiver will also follow MIL-STD-1472F government specs. A flat frequency response (± 5 dB) to at least 4.8 kHz is required. When used as part of a communication system, the receiver will allow for 'normally acceptable intelligibility' when the talker is operating in 120 dB (A) noise. In addition, the receiver shall meet the 'exceptionally high intelligibility' criterion in a quiet environment.

Several off-the-shelf bone conduction transmitters and receivers are available for civilian applications. These systems are designed to operate in background noise levels less than 75 dB (A) and are not mature enough to provide the low leakage, high intensity output required for military operations across a variety of environments. Laboratory and field studies conducted by the Army Research Laboratory for the Future Force Warrior (FFW) and Land Warrior (LW) programs demonstrated several deficiencies of the current state-of-the-art bone conduction communication systems.